Exhibit 99.4

CALLODINE ACQUISITION CORPORATION
CODE OF ETHICS AND CONDUCT

Adopted [●], 2021

In accordance with the requirements of the Securities and Exchange Commission (the “SEC”) and the Nasdaq Listing Standards, the Board of Directors (the “Board”) of Callodine Acquisition Corporation (the “Company”) has adopted this Code of Ethics and Conduct (the “Code”) to encourage:

●	Honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;

●	Full, fair, accurate, timely and understandable disclosure;

●	Compliance with applicable governmental laws, rules and regulations;

●	Prompt internal reporting of any violations of law or this Code;

●	Accountability for adherence to this Code, including fair process by which to determine violations;

●	Consistent enforcement of this Code, including clear and objective standards for compliance;

●	Protection for persons reporting any such questionable behavior;

●	The protection of the Company’s legitimate business interests, including its assets and corporate opportunities; and

●	Confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

All directors, officers and employees (each a “Covered Party” and, collectively, the “Covered Parties”) of the Company are expected to be familiar with this Code and to adhere to those principles and procedures set forth below.

I. Conflicts of Interest

A conflict of interest occurs when the private interests of a Covered Party interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Party takes actions or has personal interests that may make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Party, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Party is also an executive officer, a major shareholder or has a material interest in a company or organization doing business with the Company.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s Secretary.

This Code does not attempt to describe all possible conflicts of interest that could develop. Other common conflicts from which Covered Parties must refrain are set out below:

● Covered Parties may not engage in any conduct or activities that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

● Without the prior notification to the Board, no Covered Party may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company. For purposes of this Code, neither Callodine Group, LLC nor any of its subsidiaries, shall be considered a firm or company that is in direct or indirect competition with the Company, nor shall any other special purpose acquisition company formed or sponsored by a Covered Person merely by virtue of it being a special purpose acquisition company.

II.  Disclosures

The information in the Company’s public communications, including in all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable.

To ensure the Company meets this standard, all Covered Parties (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties. Covered Parties are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

III.  Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Covered Party to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.

The Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (or persons performing similar functions) of the Company (together, the “Senior Financial Officers”) are also required to promote compliance by all employees with this Code and to abide by Company standards, policies and procedures.

IV. Insider Trading

Trading on inside information is a violation of federal securities law. Covered Parties in possession of material non-public information about the Company or companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal. Covered Parties who trade stock based on insider information can be personally liable for damages totaling up to three times the profit made or loss avoided by the respective Covered Party.

V. Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times and encourages Covered Parties to talk to supervisors, managers and other appropriate personnel, including the officers, the Secretary, outside counsel for the Company and the Board or the relevant committee thereof, when in doubt about the best course of action in a particular situation.

Covered Parties should promptly report suspected violations of laws, rules, regulations or this Code or any other unethical behavior by any director, officer, employee or anyone purporting to be acting on the Company’s behalf to appropriate personnel, including officers, the Secretary, outside counsel for the Company and the Board or the relevant committee thereof. Reports may be made anonymously. If requested, confidentiality will be maintained, subject to applicable law, regulations and legal proceedings.

The Audit Committee of the Board or other appropriate officer or body shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports. The Audit Committee or other appropriate officer or body will then determine the appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

To encourage employees to report any and all violations, the Company will not tolerate retaliation for reports made in good faith. Retaliation or retribution against any Covered Party for a report made in good faith of any suspected violation of laws, rules, regulations or this Code is cause for appropriate disciplinary action.

VI. Corporate Opportunities

All Covered Parties owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises. Covered Parties are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; or (c) competing with the Company for business opportunities; provided, however, the Company renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Company and such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for it to pursue.

VII.  Confidentiality

In carrying out the Company’s business, Covered Parties may learn confidential or proprietary information about the Company, its customers, distributors, suppliers or joint venture partners. Confidential or proprietary information includes all non-public information relating to the Company, or other companies, that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

Covered Parties must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Covered Parties must safeguard confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job, and avoiding discussion of confidential information in public areas such as planes, elevators, and restaurants and on mobile phones. This prohibition includes, but is not limited to, inquiries made by the press, analysts, investors or others. Covered parties also may not use such information for personal gain. These confidentiality obligations continue even after employment with the Company ends.

VIII.  Fair Dealing

Each Covered Party should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX. Protection and Proper Use of Company Assets

All Covered Parties should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used only for legitimate business purposes. The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.

X.  Waivers

Before an employee, or an immediate family member of any such employee, engages in any activity that would be otherwise prohibited by this Code, he or she is strongly encouraged to obtain a written waiver from the Board or other appropriate officer or body.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would be otherwise prohibited by this Code in provisions I through IX above, he or she must obtain a written waiver from the disinterested directors of the Board. Such waiver must then be disclosed to the Company’s shareholders, along with the reasons for granting the waiver.

XI. Accuracy of Business Records

All financial books, records and accounts must accurately reflect transactions and events, and conform both to generally accepted accounting principles (GAAP) and to the Company's system of internal controls. No entry may be made that intentionally hides or disguises the true nature of any transaction. Covered Parties should therefore attempt to be as clear, concise, truthful and accurate as possible when recording any information.

XII.  Corporate Loans or Guarantees

Federal law prohibits the Company to make loans and guarantees of obligations to directors, executive officers, and members of their immediate families.

XIII.  Gifts and Favors

The purpose of business gifts and entertainment in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Covered Parties must act in a fair and impartial manner in all business dealings. Gifts and entertainment should further the business interests of the Company and not be construed as potentially influencing business judgment or creating an obligation.

Gifts must not be lavish or in excess of the generally accepted business practices of one’s country and industry. Gifts of cash or cash equivalents are never permitted. Requesting or soliciting personal gifts, favors, entertainment or services is unacceptable. Covered Parties should contact the officers, the Secretary, outside counsel for the Company and the Board or the relevant committee thereof to discuss if they are not certain that a gift is appropriate.

The Foreign Corrupt Practices Act of 1977, as amended, prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

XIV.  Personal Investments

Without the prior approval of the Board, Covered Parties may not own, either directly or indirectly, a substantial interest in any business entity that does or seeks to do business with or is in competition with the Company. For purposes of this Code, neither Callodine Group, LLC nor any of its subsidiaries shall be considered a business entity that does or seeks to do business with or is in competition with the Company, nor shall any other special purpose acquisition company formed or sponsored by a Covered Person merely by virtue of it being a special purpose acquisition company. Investments in publicly traded securities of companies not amounting to more than one percent (1%) of that company's total outstanding shares are permitted without such advanced approval.

XV. Antitrust Laws and Competition

The purpose of antitrust laws is to preserve fair and open competition and a free market economy, which are goals that the Company fully supports. Covered Parties must not directly or indirectly enter into any formal or informal agreement with competitors that fixes or controls prices, divides or allocates markets, limits the production or sale of products, boycotts certain suppliers or customers, eliminates competition or otherwise unreasonably restrains trade.

XVI.  Political Contributions

Covered Parties may participate in the political process as individuals on their own time. However, Covered Parties must make every effort to ensure that they do not create the impression that they speak or act on behalf of the Company with respect to political matters. Company contributions to any political candidate or party or to any other organization that might use the contributions for a political candidate or party are prohibited. A Covered Party may not receive any reimbursement from corporate funds for a personal political contribution.

XVII.  Discrimination and Harassment

The Company is an equal opportunity employer and will not tolerate illegal discrimination or harassment of any kind. The Company is committed to providing a workplace free of discrimination and harassment based on race, color, religion, age, gender, national origin, ancestry, sexual orientation, disability, veteran status, or any other basis prohibited by applicable law. Examples include derogatory comments based on a person’s protected class and sexual harassment and unwelcome sexual advances. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated.

XVIII. Environmental Protection

The Company is committed to managing and operating its assets in a manner that is protective of human health and safety and the environment. It is our policy to comply with both the letter and the spirit of the applicable health, safety and environmental laws and regulations and to attempt to develop a cooperative attitude with government inspection and enforcement officials. Covered Parties are encouraged to report conditions that they perceive to be unsafe, unhealthy or hazardous to the environment.

XIX.  Personal Conduct and Social Media Policy

Covered Parties should take care when presenting themselves in public settings, as well as online and in web-based forums or networking sites. Each Covered Party is encouraged to conduct himself or herself in a responsible, respectful, and honest manner at all times. The Company understands that Covered Parties may wish to create and maintain a personal presence online using various forms of social media. However, in so doing Covered Parties should include a disclaimer that the views expressed therein do not necessarily reflect the views of the Company. Covered Parties should be aware that that even after a posting is deleted, certain technology may still make that content available to readers.

Covered Parties are prohibited from using or disclosing confidential, proprietary, sensitive or trade secret information of the Company, its partners, vendors, consultants or other third parties with which the Company does business. Harassment of other directors, officers or employees will also not be tolerated. A Covered Party may not provide any content to Company social media sites that may be construed as political lobbying or solicitation of contributions, or use the sites to link to any sites sponsored by or endorsing political candidates or parties, or to discuss political campaigns, political issues or positions on any legislation or law.

XX. No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Parties in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. It is the Company’s belief that the policy is robust and covers most conceivable situations.